SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            GP Strategies Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                          -----------------------------
                                 (CUSIP Number)

                                Jerome I. Feldman
                          c/o GP Strategies Corporation

                         9 West 57th Street, Suite 4170
                            New York, New York 10019
                                 (212) 230-9508

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                    Copy to:

                             Robert J. Hasday, Esq.
                          Duane, Morris & Heckscher LLP

                              380 Lexington Avenue

                            New York, New York 10168

                                 (212) 692-1010

                                February 11, 2000
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 36225V104

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Jerome I. Feldman

2)       Check the Appropriate Box if a Member of a Group
         (See instructions)                               (a) [  ]
                                                          (b) [  ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         SC, PF, OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                   [  ]

6)       Citizenship or Place of Organization

                                  United States
                                  -------------
                            7)  Sole Voting Power
     Number of
       Shares                   882,405 (But see Item 5)
     Beneficially               ------------------------
    Owned by Each           8)  Shared Voting Power
 Reporting Person With
                                       0
                                 -----------------

                            9)   Sole Dispositive Power

                                 882,405 (But see Item 5)
                                 ------------------------

                            10)  Shared Dispositive Power

                                         0
                                 ------------------------

                            11) Aggregate Amount Beneficially Owned By Each Reporting Person

         882,405
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                   [X]

13)      Percent of Class Represented by Amount in Row (11)

          7.2%

14)      Type of Reporting Person (See Instructions)

         IN

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019. This statement constitutes Amendment No. 4 ("Amendment No. 4") to a Schedule 13D, dated September 10, 1999 (the "Schedule 13D"), of Jerome I. Feldman, Scott
N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp. Except as amended hereby and in the other amendments hereto, the statements in the
Schedule 13D remain unchanged. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is hereby amended to delete Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp as Filing Persons.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On February 14, 2000, the Company issued the press release attached hereto as Exhibit 13 and the Merger Agreement and the Stockholders Agreement were terminated by agreement of the parties thereto. The termination agreement with respect to the Merger Agreement is attached hereto as Exhibit 14.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to add the following information:

         As a result of the termination of the Stockholders Agreement on February 11, 2000, each of Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp no longer may be deemed a member of a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended, with each other and VS&A. As a result, on that date, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp, assuming they had been deemed to be members of such a group, ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer
         ---------------------------------------------------------------------

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         The termination agreement with respect to the Stockholders Agreement is attached hereto as Exhibit 15.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 13.  Press release of the Company, dated February 14, 2000.

Exhibit 14. Termination of Merger Agreement, dated February 11, 2000, to the Agreement and Plan of Merger, dated as of October 6, 1999, by and among the Company, VS&A Communications Partners III, L.P., a Delaware limited partnership, VS&A Communications Parallel Partners III, L.P., VS&A-GP, L.L.C., a Delaware limited liability company, and VS&A-GP Acquisition, Inc., a Delaware corporation.

Exhibit 15. Termination of Stockholders Agreement, dated February 11, 2000, to the Stockholders Agreement, dated August 31, 1999, among VS&A
             Communications Partners III, L.P., Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each person set forth below, each such person certifies that the information set forth in this statement is true, complete and correct.

           Signature                                        Date

         Jerome I. Feldman*                         February 14, 2000

         Scott N. Greenberg*                        February 14, 2000

         John McAuliffe*                            February 14, 2000

         John Moran*                                February 14, 2000

         Douglas Sharp*                             February 14, 2000


                                       *By: _______________________________
                                            Jerome I. Feldman, Attorney-in-Fact


----------------------------
o A power of attorney authorizing Jerome I. Feldman to sign any and all amendments to the Schedule 13D on behalf of such persons was included in the Schedule 13D.

                                                               Exhibit 13



     Contact:   Jerome I. Feldman                  Scott N. Greenberg
                President &                        Executive Vice President &
                Chief Executive Officer            Chief Financial Officer
                (212) 230-9508                     (212) 230-9529


              GP STRATEGIES REPORTS TERMINATION OF MERGER AGREEMENT
               WITH AN AFFILIATE OF VERONIS, SUHLER & ASSOCIATES

              New  York,  New  York,  February  14,  2000 . . . . GP  Strategies
     Corporation (NYSE:GPX) reported today that it has terminated its previously announced merger agreement with VS&A Communications Partners III, L.P. ("VS&A"), an affiliate of Veronis, Suhler & Associates Inc., pursuant to which holders of outstanding shares of the Company would have received $13.75 per share (including the associated rights), payable in cash.

              VS&A had informed the Company that it believes that the Company suffered a material adverse change in the fourth quarter of 1999 and that the conditions to VS&A's obligation to consummate the merger contemplated by the merger agreement therefore may not be fulfilled. VS&A also said that it did not intend to waive the conditions to its obligation. Since certain members of the Company's management were participating in the proposed VS&A merger, the Special Negotiating Committee of the Board of Directors, which evaluated and recommended the proposed VS&A merger, was empowered to consider the Company's options.

              The Committee and its advisors attempted to negotiate an alternative transaction with VS&A, but were unable to do so on acceptable terms. The Committee also determined that prompt action was necessary to preserve value for the Company's stockholders and that it would be imprudent to continue with the proposed VS&A merger given that there would be no assurance that VS&A would have an obligation to close. Therefore, the Special Negotiating Committee unanimously recommended that the proposed VS&A merger be terminated. The Board of Directors agreed that this was the best course of action for the Company's stockholders, and believes that this early termination will enable senior management and the Board of Directors to focus their efforts on improving core operations, as well as continuing sales of non-core assets. In addition, the Company will continue to explore strategic initiatives and implement steps to improve stockholder value and continue to reduce its operating expenses.

                                     (more)

              To induce VS&A to agree to the immediate termination of the merger agreement and to give the Company a general release, the Company issued to VS&A, as partial reimbursement of the expenses incurred by it in connection with the merger agreement, 83,333 shares of the Company's Common Stock and an 18-month warrant to purchase 83,333 shares of the Company's Common Stock at a price of $6.00 per share.

              The Company's General Physics subsidiary suffered a severe downturn in the fourth quarter of 1999, due to increased losses in its IT Training operations as well as a slowdown in the remainder of General Physics' operations. The Company believes that the results were primarily due to clients diverting potential training dollars for possible Y2K issues, a lack of new software product introductions and product sales in the IT area, delays in plant launches, and a general weakness in the technology enhancement business because of customer concerns with Y2K. The Company took certain steps in the fourth quarter to change the focus of its information technology and consulting services, including further streamlining its IT and consulting operations by closing or consolidating offices, terminating employees, and reducing related costs. As a result, the Company is evaluating certain additional write-offs. Based on discussions with its banks, the Company believes that its bank agreement will be amended to eliminate the technical defaults that exist with respect to certain financial covenants as a result of the restructuring charges taken by the Company during 1999 and the related losses.

         The Company believes that the downturn in the fourth quarter of 1999 does not diminish the Company's future potential. The Company believes that it is still well positioned and unrivaled in its scope of services, the quality and performance of its people, and its ability to service clients around the world. After many years of dramatic growth in its commercial training operations, GP Strategies is the largest custom technical training company in the world with a very strong base of Fortune 500 clients and a full scope of training and performance improvement services. The Company anticipates that business will start improving in the second quarter of 2000. The Company recently received several major awards from Fortune 500 corporations. In addition, it is anticipated that new software products (such as Microsoft 2000) will be introduced shortly which should result in increased demand for the Company's IT training services. The Company has reduced its corporate staff and consolidated certain general and administrative functions and is exploring further changes to reduce costs, including expenses relating to facility costs. The Company intends to continue to evaluate the sale of non-core assets and recently sold substantially all of its remaining shares in GTS Duratek, Inc.

              The forward-looking statements contained herein reflect GP Strategies' management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of GP Strategies, including, but not limited to the risk that the Company will not be able to obtain amendments to its loan agreement to eliminate existing defaults and those risks and uncertainties detailed in GP Strategies' periodic reports and registration statements filed with the Securities and Exchange Commission.

                                      # # #

                                                         Exhibit 14

                         Termination of Merger Agreement

                                February 11, 2000

         The parties to this agreement are VS&A Communications Partners III, L.P., a Delaware limited partnership ("Parent"), VS&A Communications Parallel Partners III, L.P., a Delaware limited partnership ("Parallel Partners"), VS&A-GP, L.L.C., a Delaware limited liability company wholly owned by Parent and Parallel Partners (the "LLC"), VS&A-GP Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of LLC (the "Sub"), and GP Strategies Corporation, a Delaware corporation (the "Company").

         Parent, the LLC, the Sub and the Company entered into a merger agreement dated October 6, 1999 (the "Merger Agreement") that provides for the acquisition of the Company by Parent through the merger of the Sub into the Company pursuant to Section 251 of the Delaware General Corporation Law. Subsequently, Parent informed the Company that it believes that the conditions to its obligation to consummate the merger would not be fulfilled, and the Company thereafter requested that Parent agree to the immediate termination of the Merger Agreement. The parties have now agreed to terminate the Merger Agreement on the terms set forth below.

    Accordingly, it is agreed as follows:

1. Termination of Merger Agreement. The Merger Agreement is terminated by mutual consent of Parent and the Company pursuant to section 6.1(a) of the Merger Agreement and all rights and obligations under the Merger Agreement are discharged.

2.   Issuance of Stock and Warrants to Parent and Parallel Partners.

     In order to induce Parent to agree to the immediate termination of the Merger Agreement and to give the release provided for in section 3(b), upon execution of this agreement, as partial reimbursement of the expenses incurred by Parent in connection with the Merger Agreement, (a) the Company is issuing to Parent, and is delivering to Parent a stock certificate for, 78,806 fully paid and non-assessable shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), (b) the Company is issuing and delivering to Parent a warrant, in the form of Exhibit A to this agreement, to purchase 78,806 shares of the Company's Common Stock, (c) the Company is issuing to Parallel Partners, and is delivering to Parallel Partners a stock certificate for, 4,527 fully paid and non-assessable shares of the Common Stock, and (d) the Company is issuing and delivering to Parallel Partners a warrant, in the form of Exhibit B to this agreement, to purchase 4,527 shares of the Company's Common Stock (the shares being issued to Parent and Parallel Partners upon execution of this agreement being referred to below as the "Shares," the warrants being issued to Parent and Parallel Partners upon execution of this agreement being referred to below as the "Warrants," the shares of Common Stock issuable upon exercise of the Warrants being referred to below as the "Warrant Shares," and the Shares, the Warrants, and the Warrant Shares being referred to collectively as the "Securities"). The following provisions shall apply with respect to the
     Securities:

     1. until February 11, 2001, Parent and Parallel Partners shall not sell or otherwise dispose of any of the Securities, except (i) with the Company's prior written consent or (ii) upon conversion in any merger in which the Company is not the surviving corporation or in connection with any other corporate transaction that results in the disposition of more than a majority of the Company's outstanding shares; provided that this restriction shall cease to apply if Jerome I. Feldman ("Feldman") and Permitted Transferees sell or otherwise dispose of (other than to Permitted Transferees or in connection with the acquisition of other shares in the Company) more than 50% of the aggregate number of shares in the Company that Feldman and Permitted Transferees then own and have the right to acquire; "Permitted Transferees" shall mean any of (i) Feldman, (ii) any parent, child, descendant, or sibling of Feldman, (iii) the spouse of any of the foregoing, (iv) any trust established by Feldman or any of the foregoing persons, or any trustee, custodian, fiduciary, or foundation, which will hold the shares of the Company for charitable purposes or for the benefit of Feldman or any of the persons described in this Section 2(a) or any combination thereof, and (v) committees, guardians, or other legal representatives of Feldman or of any of the other persons described in this
     Section  2(a);

     2. until February 11, 2001, with respect to all matters submitted for the vote or written consent of the Company's stockholders, Parent and Parallel Partners shall vote the Shares, the Warrant Shares, and any other shares of capital stock of the Company that Parent or Parallel Partners has the power to vote in accordance with the recommendations of the Company's board of directors; and


     3. the certificates for the Shares and any Warrant Shares issued before February 11, 2001 shall bear the following legend:

     "The shares represented by this certificate are subject to restrictions on transfer until February 11, 2001 as set forth in a Termination Agreement dated February 11, 2000 among VS&A Communications Partners III, L.P., VS&A Communications Parallel Partners III, L.P., VS&A-GP, L.L.C., VS&A-GP Acquisition, Inc., and GP Strategies Corporation." At any time after February 11, 2001, upon Parent's or Parallel Partner's request, the Company promptly shall exchange Parent's or Parallel Partner's certificate or certificates for the Shares and the Warrant Shares for certificates without the legend referred to in this paragraph.

3.   Releases.

     1. The Company releases and discharges Parent, Parallel Partners, the LLC and the Sub, and each of Parent's other subsidiaries and affiliates, and their respective partners, members, officers, and directors (in their individual capacities as well as in their capacities as such), from any claim or cause of action of any kind, known or unknown, arising prior to the date of this agreement, including, but not limited to, any claim or cause of action arising under the Merger Agreement or under any agreement or other document executed and delivered in connection with Merger Agreement, but excluding any claim or cause of action arising under this agreement.

     2. Parent, Parallel Partners, the LLC and the Sub, and each of them, releases and discharges the Company and its officers, directors, employees and agents (in their individual capacities as well as in their capacities as such), from any claim or cause of action of any kind, known or unknown, arising prior to the date of this agreement, including, but not limited to, any claim or cause of action arising under the Merger Agreement or under any agreement or other document executed and delivered in connection with the Merger Agreement, but excluding any claim or cause of action arising under this agreement or the Warrants.

4. Representations and Warranties of the Company. The Company represents and warrants to Parent and Parallel Partners as follows:

     1. The Company is a corporation duly organized, validly existing and in good standing under the law of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

     2. The Company has full corporate power and authority to execute and deliver and to perform its obligations under this agreement and the Warrants; the execution, delivery and performance by the Company of this agreement and the Warrants have been duly authorized by the Company's board of directors and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of its obligations under this agreement and the Warrants; and this agreement and the Warrants have been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this agreement by Parent, Parallel Partners, LLC and the Sub, are legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.

     3. The execution, delivery and performance of this agreement and the Warrants by the Company will not (i) conflict with or result in any breach of any provision of the certificate of incorporation, the by-laws or similar organizational documents of the Company, (ii) require any filing with, or authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, other than any required filings under the securities laws and the rules of the New York Stock Exchange, (iii) result in a material breach of any material agreement or other obligation of the Company or any of its subsidiaries, or (iv) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries.

     4. Upon issuance and delivery of the Shares pursuant to this agreement, the
     Shares  will  be  duly   authorized,   validly   issued,   fully  paid  and
     non-assessable.

     5. Upon issuance and delivery of Warrant Shares upon exercise of the Warrants in accordance with their terms and the payment of the exercise price therefor, such Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable.

     6. The sale of the Shares pursuant to this agreement and of the Warrant Shares upon exercise of the Warrants in accordance with their terms constitute or will constitute exempted transactions under the registration provisions of the Securities Act of 1933 (the "Act"), assuming the accuracy of the representation in Section 6(a).

     7. The Shares and Warrant Shares are or will be newly-issued shares and not treasury shares.

5. Representations and Warranties of Parent and Parallel Partners. Parent and Parallel Partners represent and warrant to the Company as follows:

     1. Each of Parent and Parallel Partners is a partnership, LLC is a limited liability company, and Sub is a corporation duly organized, validly existing and in good standing under the law of the jurisdiction of its incorporation or organization.

     2. The Parent, Parallel Partners, LLC and the Sub have full partnership, partnership, limited liability company and corporate power, respectively, to execute and deliver and to perform their obligations under this agreement; all action on the part of Parent, Parallel Partners, the LLC and the Sub necessary for the authorization, execution and delivery of this agreement and the performance of all of their respective obligations under this agreement has been taken, and assuming due execution and delivery of this Agreement by the Company, this agreement constitutes the valid and binding obligation of Parent, Parallel Partners, the LLC and the Sub enforceable against them in accordance with its terms.

     3. The execution, delivery and performance of this agreement by the Parent, Parallel Partners, LLC and the Sub will not (i) conflict with or result in any breach of any provision of the certificate of incorporation, the by-laws or similar organizational documents of any of them, (ii) require any filing with, or authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, other than any required filings under the securities laws, (iii) result in a material breach of any material agreement or other obligation of the Parent, Parallel Partners, LLC and the Sub, or (iv) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to any of them.

6.   Securities Act Matters.

     1. Each of Parent and Parallel Partners represents and warrants to the Company that the Securities will be acquired for investment and not with a view to the sale or distribution of any of those shares in violation of the Act. Each of Parent and Parallel Partners acknowledges that the Company has no obligation, and does not intend, to register any of the Securities under the Act except to the extent set forth in the Warrants.

     2. The certificates for the Shares and Warrant Shares shall bear the following legend:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933 ("Act") and may not be transferred unless a registration statement under the Act is in effect as to that transfer or, in the opinion of counsel reasonably satisfactory to the Company, registration under the Act is not necessary for that transfer to comply with the Act."

7.   Survival of Representations and Warranties; Indemnification.

     1. All representations, warranties and agreements of the Company contained in this agreement shall survive (without limitation as to time) the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement notwithstanding any investigation at any time by or on behalf of Parent or Parallel Partners. All representations, warranties and agreements of Parent and Parallel Partners contained in this agreement shall survive (without limitation as to time) the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement notwithstanding any investigation at any time by or on behalf of the Company.

     2. The Company shall indemnify and hold harmless Parent, Parallel Partners, the LLC and the Sub from all loss, liability, damage, or expense (including reasonable fees and expenses of counsel, whether involving a third party or between the parties to this agreement) any of them may suffer, sustain or become subject to as a result of any breach of any warranty, covenant or other agreement of the Company contained in this agreement or the Warrants, or any false representation by the Company in this agreement or the Warrants.

     3. Parent and Parallel Partners shall indemnify and hold harmless the Company from all loss, liability, damage, or expense (including reasonable fees and expenses of counsel, whether involving a third party or between the parties to this agreement) the Company may suffer, sustain or become subject to as a result of any breach of any warranty, covenant or other agreement of Parent or Parallel Partners contained in this agreement or any false representation by Parent or Parallel Partners in this agreement.

     4. If any action is brought by a third party against an indemnified party in respect of which indemnity may be sought pursuant to Section 7(b) or
     (c), such indemnified party shall promptly notify the indemnifying party in writing of the institution of such action, and the indemnifying party shall promptly assume the defense of such action, including the employment of counsel reasonably satisfactory to such indemnified party and payment of expenses. Such indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action, (ii) the indemnifying party shall not have promptly employed counsel reasonably satisfactory to such indemnified party to have charge of the defense of such action, or
     (iii) such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and it would be inappropriate for the same counsel to represent both parties due to actual or potential differing interests between them, in any of which events such fees and expenses shall be borne by the indemnifying party and the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party. Anything in this paragraph to the contrary notwithstanding, the indemnifying party shall not be liable for (i) the fees or expenses of more than one counsel in the aggregate for all indemnified parties in any action or series of related actions or (ii) any settlement of any action effected without its written consent.

     8. Additional Agreements of the Parties.

     1. Upon execution of this agreement, the Company is delivering to Parent an opinion of Duane, Morris & Heckscher LLP, counsel to the Company, in the form attached hereto as Exhibit C, and Parent, the LLC, and the Sub are delivering to the Company an opinion of Proskauer Rose LLP, counsel to Parent, the LLC, and the Sub, in the form attached hereto as Exhibit D.

     2. The parties hereto shall each bear its own legal and other fees and expenses in connection with the negotiation, documentation and consummation of the transactions contemplated in this agreement.

     3. At the Company's request, at any time after December 31, 2001 (or, if on December 31, 2001 (i) litigation is pending that arose out of the Merger Agreement or this agreement or (ii) any other litigation is pending against the Company or any of its officers or directors and Parent or any of its affiliates is, or it may reasonably be foreseen will be, involved in that litigation (either as a party, a witness or otherwise), at any time after such later date that such litigation has been terminated), Parent shall destroy, and shall cause its affiliates to destroy and request that its advisors destroy, all Evaluation Material (as defined in the confidentiality agreement dated May 17, 1999 between the Company and Parent, as amended to date (the "Confidentiality Agreement")). Parent shall give prompt notice to the Company when the Evaluation Material has been destroyed.

9.   Miscellaneous.

     1. This agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements made and to be performed in New York.

     2. This agreement and the Warrants contain a complete statement of all of the terms of the arrangements among the parties with respect to their subject matter, supersede any previous agreements and understandings between the parties with respect to those matters, and cannot be changed or terminated orally. Notwithstanding the foregoing or the destruction of the Evaluation Material pursuant to Section 8(c) of this agreement, the provisions of the Confidentiality Agreement shall remain in effect, except that (i) the Parent shall be permitted, subject to Section 2(b) of this agreement and Section 14 of the Confidentiality Agreement, to acquire shares of capital stock of the Company and (ii) Section 8 of the Confidentiality Agreement shall be deleted. Except as specifically set forth in this agreement, there are no representations or warranties by any party in connection with the transactions contemplated by this agreement.

     3. Any party may waive compliance by another with any of the provisions of this agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and must be signed by the party waiving any provision hereof.

     4. The  courts of the State of New York in New York  County  and the United
     States District Court for the Southern District of New York shall have jurisdiction over the parties with respect to any dispute or controversy among them arising under or in connection with this agreement and, by execution and delivery of this agreement, each of the parties to this agreement submits to the jurisdiction of those courts, including, but not limited to, the in personam and subject matter jurisdiction of those courts, waives any objection to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with section 9(e) or any other manner permitted by law), and irrevocably agrees to be bound by any judgment rendered thereby in connection with this agreement, subject to any right to appeal. These consents to jurisdiction shall not be deemed to confer rights on any person other than the parties to this agreement.

     5. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Parent, Parallel Partners, LLC or the Sub, to:

                           VS&A Communications Partners III, L.P.
                           350 Park Avenue
                           New York, New York 10022
                           Attn:  Jeffrey T. Stevenson
                           President
                           and
                           Jonathan D. Drucker, Esq.
                           General Counsel

                           with a copy to:

                           Proskauer Rose LLP
                           1585 Broadway
                           New York, New York 10036
                           Attn:  Bertram A. Abrams, Esq.

                           if to the Company, to:

                           GP Strategies Corporation
                           9 West 57th Street
                           New York, New York 10019
                           Attn:  Jerome I. Feldman, President

                           with a copy to:

                           Duane, Morris & Heckscher LLP
                           380 Lexington Avenue
                           New York, New York 10168
                           Attn: Robert J. Hasday, Esq.

     6. The section headings of this agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this agreement.

                        VS&A COMMUNICATIONS PARTNERS III, L.P.
                        By: VS&A Equities III, L.L.C., its general partner


                        By: __________________________________
                                S. Gerard Benford, Managing Member

                        VS&A COMMUNICATIONS PARALLEL
                        PARTNERS III, L.P.
                        By: VS&A Equities III, L.L.C., its general partner


                        By: __________________________________
                                S. Gerard Benford, Managing Member

                        VS&A-GP, L.L.C.
                        By: VS&A Communications Partners III, L.P.

                        By: VS&A Equities III, L.L.C., its general partner


                        By: ____________________________________
                        S. Gerard Benford, Managing Member

                        VS&A-GP ACQUISITION, INC.

                        By: ___________________________________
                        S. Gerard Benford


                        GP STRATEGIES CORPORATION


                        By: ____________________________________
                        Jerome I. Feldman
                        President

                                                           Exhibit 15

                      Termination of Stockholders Agreement

                                February 11, 2000

         The parties to this agreement are VS&A Communications Partners III, L.P., a Delaware limited partnership ("Parent"), and Jerome Feldman, Scott Greenberg, John McAuliffe, John Moran and Douglas Sharp, who are stockholders of GP Strategies Corporation (the "Company") and executive officers of the Company or a subsidiary of the Company and are collectively referred to below as the "Stockholders."

         Parent, VS&A-GP, L.L.C. ("LLC"), VS&A-GP Acquisition, Inc. ("Sub"), and the Company entered into a merger agreement dated October 6, 1999 (the "Merger Agreement") which provides for the acquisition of the Company by Parent through the merger of the Sub into the Company pursuant to Section 251 of the Delaware General Corporation Law. Subsequently, Parent informed the Company that it believes that the conditions to its obligation to consummate the merger would not be fulfilled. The parties thereto have agreed to terminate the Merger Agreement pursuant to a Termination Agreement dated the date hereof.

         As a condition to entering into the Merger Agreement, Parent required that the Stockholders enter into a Stockholders Agreement dated August 31, 1999 (the "Stockholders Agreement") with Parent. The parties hereto have now agreed to terminate the Stockholders Agreement on the terms set forth below.

         Accordingly, it is agreed as follows:

10.  Termination of Stockholders Agreement.

     The Stockholders Agreement is hereby terminated by the written mutual consent of Parent and the Stockholders and all rights and obligations under the Stockholders Agreement are hereby discharged.

11.  Releases.

     1. Each of the Stockholders hereby releases and discharges Parent, the LLC and the Sub, and each of Parent's other subsidiaries and affiliates, and their respective partners, members, officers, and directors (in their individual capacities as well as in their capacities as such), from any claim or cause of action of any kind, known or unknown, arising prior to the date of this agreement, including, but not limited to, any claim or cause of action arising under the Stockholders Agreement or under any agreement or other document executed and delivered in connection with Stockholders Agreement, but excluding any claim or cause of action arising under this agreement.

     2. Parent, the LLC and the Sub, and each of them, and each of Parent's other subsidiaries and affiliates, and their respective partners, members, officers, and directors (in their individual capacities as well as in their capacities as such), hereby releases and discharges each of the Stockholders and his heirs, personal representatives, and assigns, from any claim or cause of action of any kind, known or unknown, arising prior to the date of this agreement, including, but not limited to, any claim or cause of action arising under the Stockholders Agreement or under any agreement or other document executed and delivered in connection with the Stockholders Agreement, but excluding any claim or cause of action arising under this agreement.

12.  Representations and Warranties of the Stockholders.

     Each of the Stockholders represents and warrants to Parent that he has full power and authority to execute and deliver and to perform his obligations under this agreement; this agreement has been duly executed and delivered by him; and, assuming due and valid authorization, execution and delivery of this agreement by Parent and the other Stockholders, is his legal, valid and binding obligation enforceable against him in accordance with its terms.

13.  Representations  and  Warranties  of  Parent.

     Parent represents and warrants to the Stockholders that it has full power and authority to execute and deliver and to perform its obligations under this agreement; all action on the part of Parent necessary for the authorization, execution and delivery of this agreement and the performance of all of its obligations under this agreement has been taken; and assuming due execution and delivery by the Stockholders, this agreement constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms.

14.  Survival  of  Representations  and  Warranties.

     All representations, warranties and agreements of the Stockholders made hereunder shall survive (without limitation as to time) the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement notwithstanding any investigation at any time by or on behalf of Parent. All representations, warranties and agreements of Parent made hereunder shall survive (without limitation as to time) the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement notwithstanding any investigation at any time by or on behalf of the Stockholders.

15.  Additional Agreement of the Parties.

     The Parent and the Stockholders shall each bear their respective legal and other fees and expenses in connection with the negotiation, documentation and consummation of the transactions contemplated in this agreement.

16.  Miscellaneous.

     1. This agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements made and to be performed in New York.

     2. This agreement contains a complete statement of all of the terms of the arrangements among the parties with respect to their subject matter, supersedes any previous agreements and understandings between the parties with respect to those matters, and cannot be changed or terminated orally.

     3. Any party may waive compliance by another with any of the provisions of this agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and must be signed by the party waiving any provision hereof.

     4. The  courts of the State of New York in New York  County  and the United
     States District Court for the Southern District of New York shall have jurisdiction over the parties with respect to any dispute or controversy among them arising under or in connection with this agreement and, by execution and delivery of this agreement, each of the parties to this agreement submits to the jurisdiction of those courts, including, but not limited to, the in personam and subject matter jurisdiction of those courts, waives any objection to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with section 7(e) or any other manner permitted by law). These consents to jurisdiction shall not be deemed to confer rights on any person other than the parties to this agreement.

     5. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           if to Parent, to:

                           VS&A Communications Partners III, L.P.
                           350 Park Avenue
                           New York, New York 10022
                           Attn:  Jeffrey T. Stevenson
                           President
                           and
                           Jonathan D. Drucker, Esq.
                           General Counsel

                           with a copy to:

                           Proskauer Rose LLP
                           1585 Broadway
                           New York, New York 10036
                           Attn:  Bertram A. Abrams, Esq.

                           if to the Stockholders, to:

                           Jerome Feldman
                           145 West Patent Road
                           Bedford Hills, NY  10507

                           Scott Greenberg
                           9 Eli Circle
                           Morganville, New Jersey  07751

                           John McAuliffe
                           4035 Log Trail Way
                           Reistertown, Maryland  21136

                           John Moran
                           48 Longview Avenue
                           Randolph, New Jersey  07869

                           Douglas Sharp
                           4410 Lantern Drive
                           Titusville, Florida  32796

                           with a copy to:

                           Duane, Morris & Heckscher LLP
                           380 Lexington Avenue
                           New York, New York 10168
                           Attn: Robert J. Hasday, Esq.

     6. The section headings of this agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this agreement.

                               VS&A COMMUNICATIONS PARTNERS III, L.P.

                               By: VS&A Equities III, LLC, its general partner

                               By:_____________________________
                               S. Gerard Benford, Managing Member



                               -------------------------------------
                               Jerome Feldman

                               -------------------------------------
                               Scott Greenberg

                               ------------------------------------
                               John McAuliffe

                               -------------------------------------
                               John Moran

                               ------------------------------------
                               Douglas Sharp